United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs on estimates update Rio de Janeiro, May 12th, 2026 - Vale S.A. (“Vale” or the “Company”) informs the market of the update of its estimates, which now include: (i) the free cash flow variation of the Iron Ore Solutions segment in 2026, considering the market conditions resulting from the conflict in the Middle East; and (ii) the EBITDA and cash flow sensitivities of the Nickel segment of Vale Base Metals Ltd. (“VBM”). These estimates are part of a presentation to be delivered by the Company on this date at the Bank of America Metals, Mining and Steel Conference in the United States. Iron Ore Solutions – 2026 free cash flow variation (US$ million): Considering the market conditions observed before and after the onset of the conflict in the Middle East, the Company estimates an increase of approximately US$1.5 billion in free cash flow in 2026, comprised of: (i) an increase of approximately US$1.2 billion in the segment’s EBITDA; (ii) generation of approximately US$425 million through foreign exchange and fuel hedging programs; and (iii) an increase of approximately US$0.1 billion in sustaining capital expenditures. This estimate assumes the following premises: (i) pre-conflict scenario: average prices of January and February 2026 applied to 2026 full year: iron ore at US$102/t, Brent at US$67/bbl, bunker at US$490/t, and BRL/USD exchange rate of 5.27; and (ii) post-conflict scenario: realized performance between January and April 2026 and spot prices applied to the period from May to December 2026: iron ore at US$112/t, Brent at US$104/bbl, bunker at US$675/t, and BRL/USD exchange rate of 4.90. Nickel – EBITDA generation sensitive to price, per year (in US$ million per tonne): Nickel price (US$/tonne) 16,000 18,000 20,000 2026 ~1,150 ~1,550 ~2,000 2027 ~1,600 ~2,000 ~2,450 Nickel – Free cash flow generation sensitive to price, per year (in US$ million per tonne): Nickel price (US$/tonne) 16,000 18,000 20,000 2026 ~5 ~350 ~700 2027 ~300 ~650 ~1,000 The estimates for the Nickel segment above assume, as reference, analysts’ consensus prices for 2026 of: US$12,660/t for copper; US$54,650/t for cobalt; US$5,000/troy ounce for gold; US$2,170/troy ounce for platinum; and US$1,680/troy ounce for palladium; and, for 2027, of: US$12,220/t for copper; US$48,550/t for cobalt; US$5,000/troy ounce for gold; US$2,070/troy ounce for platinum; and US$1,500/troy ounce for palladium. All other estimates set forth in item 3 of the Company’s Reference Form remain unchanged. The aforementioned item will be refiled in due course to reflect the updates above, in accordance with the deadlines established under CVM Resolution No. 80/2022. Vale clarifies that the information disclosed herein consists solely of estimates based on assumptions and hypothetical data and does not constitute, in any way, a promise or guarantee of performance by Vale and/or its management. These estimates are subject to risks and uncertainties, including market factors beyond the Company’s control, and may be revised in the future. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Press Release Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 12, 2026		Director of Investor Relations